Exhibit 8

OPINION OF MANATT, PHELPS & PHILLIPS LLP

REGARDING CERTAIN TAX MATTERS

April 24, 2007

Board of Directors

Placer Sierra Bancshares

525 J Street

Sacramento, California 95814

Re:	Certain Federal Income Tax Consequences of the Merger of Merger Co. with and into Placer Sierra Bancshares

Ladies and Gentlemen:

In accordance with the request of Placer Sierra Bancshares, a California corporation (the “Company”), we provide the following analysis and opinions relating to certain federal income tax consequences of the transaction (the “Merger”) whereby a wholly-owned subsidiary incorporated under the laws of the State of California (“Merger Co.”) of Wells Fargo & Company, a Delaware corporation (“Wells Fargo”), will merge with and into the Company, pursuant to that certain Agreement and Plan of Reorganization entered into as of the 9th day of January, 2007, including exhibits thereto (the “Agreement”). This opinion letter is being furnished in connection with the Registration Statement on Form S-4 (the “Registration Statement”) being filed with the United States Securities and Exchange Commission by Wells Fargo pursuant to the Securities Act of 1933, as amended (the “Act”). This opinion is being delivered to you in connection with Section 6(h) of the Agreement. Section 6(h) also requires as a closing condition that you receive a similar opinion dated the Closing Date of the transactions described herein and in the Agreement. Capitalized terms used herein, and not otherwise defined herein, have the same meaning as in the Agreement.

At the Effective Time of the Merger, Merger Co. shall be merged with and into the Company in a statutory merger in accordance with the California General Corporation Law. The separate corporate existence of Merger Co. shall terminate. The Company shall be the surviving corporation. By virtue of the Merger, all the rights, privileges, powers and franchises and all property and assets of every kind and description of Merger Co. and the Company shall be vested in and held by the Company, without further act or deed. All interests of every kind of Merger Co. and the Company, including all debts due to either of them on whatever account, shall be the property of the Company as they were of Merger Co. and the Company. The title to any interest in real property and any interest in personal property vested by deed or otherwise in either Merger Co. or the Company shall not revert or be in any way impaired by reason of the Merger. All rights of creditors and liens upon any property of Merger Co. and the Company shall be preserved unimpaired and all debts, liabilities and duties of Merger Co. and the Company shall be debts, liabilities and duties of the Company and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by it.

Each share of Wells Fargo Common Stock issued and outstanding immediately prior to the Effective Time of the Merger shall remain an issued and outstanding share of stock of Wells Fargo and shall not be converted or otherwise affected by the Merger.

Subject to the provisions of the Agreement, at the Effective Time of the Merger, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time of the Merger, other than Perfected Dissenting Shares (if any) or shares of Company Common Stock owned, directly or indirectly, by Wells Fargo or the Company (other than shares of Company Common Stock held, directly or indirectly, in a fiduciary capacity, that are beneficially owned by third parties (“Trust Account Shares”), and any shares of Company Common Stock held by the Company or Wells Fargo or any of their subsidiaries in respect of a debt previously contracted (“DPC Shares”)) will be converted into the right to receive, and exchanged for certificates or direct registration statements representing, the number of shares of Wells Fargo Common Stock computed pursuant to a formula set forth in the Agreement. As a result of the Merger, the Company shall become a wholly-owned subsidiary of Wells Fargo.

No fractional shares of Wells Fargo Common Stock shall be issued in the Merger and no certificates of scrip therefor shall be issued to represent any such fractional interest. In lieu thereof, each holder of Company Common Stock who would otherwise be entitled to receive a fractional share shall be paid an amount in cash equal to the product obtained by multiplying the fractional share interest to which such holder otherwise would be entitled by the Wells Fargo Measurement Price.

Perfected Dissenting Shares of the Company shall not be converted into Wells Fargo Common Stock in the Merger. Any holder of shares of Company Common Stock who shall be entitled to be paid the “fair market value” of such holder’s Perfected Dissenting Shares, as provided in Section 1300 of the California General Corporation Law, shall only be entitled to receive such payment provided for in Section 1300 unless and until such holder shall have failed to perfect or withdrawn or lost such holder’s rights under Section 1300.

Shares of Company Common Stock held by the Company or Wells Fargo, or any of their subsidiaries, if any (other than Trust Account Shares or DPC Shares) shall be canceled and no consideration shall be issued in exchange therefor.

Our analysis and the opinions set forth below are based upon the existence of the facts above and the facts set forth in that certain Agreement referred to above and the Registration Statement. Our analysis and opinions are also based on certain representations in the Agreement and certain written representations to us from the Company and Wells Fargo in letters of even date herewith (each a “Representations Letter”). The facts and representations contained in the above-referenced documents are incorporated herein by reference as the operative facts underlying the tax opinions set forth herein. We have assumed, with your consent, that the above recitation of facts and the statements and representations contained in the Agreement, the Registration Statement, and the Representations Letters will be true, correct and complete at the Effective Time of the Merger. Any change or inaccuracy in such facts or representations may adversely affect our opinions.

We have acted as special counsel to the Company in connection with the Merger and are rendering this opinion letter to the Company at its request. We have not represented Wells Fargo in connection with the Merger. Statements herein concerning Wells Fargo are based solely on the Wells Fargo Representations Letter and review of the other documents specified in this letter.

In rendering our opinions, we have examined such documents, laws, regulations and other legal matters as we have considered necessary or appropriate for purposes of the opinions expressed herein. In our examination, we have assumed, with your consent, the genuineness of all signatures on documents, the capacity of each party executing a document to execute such document, the authenticity of all documents submitted to us as originals, and the conformity to original documents of all documents submitted to us as copies. We also have assumed that the transactions related to the Merger or contemplated by the Agreement will be consummated in accordance with the Agreement and that all covenants contained in the Agreement and the Representations Letters will be performed without waiver or breach of any material provision thereof. Moreover, we have assumed that any representation or statement made “to the best knowledge” or similarly qualified is correct without such qualification. We have not made any independent investigation in rendering our opinions other than as described herein.

Our opinions are based upon the Internal Revenue Code of 1986, as amended (the “Code”), as of the date hereof and currently applicable regulations promulgated thereunder (including final, temporary and proposed regulations), published administrative positions of the Internal Revenue Service in revenue rulings and revenue procedures, and judicial decisions. Such legal authorities are all subject to change, either prospectively or retroactively. No assurance can be provided as to the effect of any such change upon our opinions. We have undertaken no obligation to update this letter for events occurring or coming to our attention after the date hereof, other than in connection with an anticipated updated tax opinion letter to be dated the Closing Date, which is a closing condition pursuant to the Agreement.

The opinions set forth herein have no binding effect on the Internal Revenue Service or the courts. No ruling from the Internal Revenue Service has been or will be sought on any issues related to the Merger, and there can be no assurance that the Internal Revenue Service will not take a view contrary to this letter. No assurance can be given that, if contested, a court would agree with the opinions set forth herein. The opinions set forth herein represent rather our best legal judgment as to the likely outcome of the issues addressed herein if such issues were litigated on the merits and all appeals exhausted.

In the case of transactions as complex as the Merger and the transactions related to the Merger, many federal, state, local and foreign income and other tax consequences arise. We have been asked only to address the issues specifically set forth below. No opinion is expressed regarding any other issues.

This letter is being issued solely for the benefit of the Company and for the benefit of the Company shareholders as of the date of the Merger. It may not be relied upon by any other person without our prior written consent.

Subject to the foregoing, it is our opinion that:

(a) the Merger will constitute a reorganization within the meaning of Section 368(a) of the Code;

(b) no gain or loss will be recognized by the holders of Company Common Stock upon receipt of Wells Fargo Common Stock except for cash received in lieu of fractional shares;

(c) the basis of the Wells Fargo Common Stock received by the shareholders of the Company will be the same as the basis of Company Common Stock exchanged therefor, and decreased by the amount of money received and increased by the amount of gain recognized (if any); and

(d) the holding period of the shares of Wells Fargo Common Stock received by the shareholders of the Company will include their holding period of Company Common Stock, provided such shares of Company Common Stock were held as a capital asset as of the Effective Time of the Merger.

We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the reference to us under the caption “Material Federal Income Tax Consequences.” In giving this consent, we do not hereby admit that we are included in the category of persons whose consent is required under Section 7 of the Act or the rules and regulations of the Securities and Exchange Commission promulgated thereunder.

Very truly yours,

/s/ Manatt, Phelps & Phillips, LLP